KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited interim financial report of the Company has been prepared by and is the responsibility of the Company's management.  The Company's independent auditor has not performed a review or audit of this financial report.

Kelso Technologies Inc.

Consolidated Interim Statements of Financial Position

September 30,

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	September 30,	December 31,
	2019	2018

Assets
Current
Cash	$1,690,662	$1,246,244
Accounts receivable	2,725,217	1,224,235
Prepaid expenses	115,339	110,258
Inventory (Notes 6 and 7)	4,501,079	3,668,401

	9,032,297	6,249,138
Property, plant and equipment (Note 7)	2,803,207	3,087,893
Intangible assets (Note 8)	607,959	607,959

	$12,443,463	$9,944,990

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$1,489,836	$1,312,517
Income taxes payable	591,605	466,739

	2,081,441	1,779,256
Shareholders' Equity
Capital Stock (Note 9)	23,366,542	23,366,542
Reserves (Note 9 (b))	3,997,593	3,892,811
Deficit	(17,002,113)	(19,093,619)

	10,362,022	8,165,734

	$12,443,463	$9,944,990

Approved on behalf of the Board:

"Peter Hughes" (signed)
Peter Hughes, Director

"Phil Dyer" (signed")
Phil Dyer, Director

See notes to consolidated interim financial statements

Kelso Technologies Inc.

Consolidated Interim Statements of Changes in Equity

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	Capital Stock
	Number		Obligation to
	of shares	Amount	issue shares	Reserve	Deficit	Total
Balance, December 31, 2017	46,911,752	$23,231,252	$131,527	$3,490,526	$(19,288,072)	$7,565,233
Exercise of option	8,334	2,500	-			2,500
Shares issued	250,000	131,527	(131,527)	95,757	-	95,757
Net loss for the period	-	-	-	-	(180,338)	(180,338)
Balance, September 30, 2018	47,170,086	$23,365,279	$-	$3,586,283	$(19,468,410)	$7,483,152
Balance, December 31, 2018	47,170,086	$23,366,542	$-	$3,892,811	$(19,093,619)	$8,165,734
Share-based expense	-	-	-	104,782	-	104,782
Net gain for the period	-	-	-	-	2,091,505	2,091,505
Balance, September 30, 2019	47,170,086	$23,366,542	$-	$3,997,593	$(17,002,114)	$10,362,021

See notes to consolidated interim financial statements

Kelso Technologies Inc.

Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2019	2018	2019	2018

Revenues	$5,596,031	$3,491,602	$15,247,490	$8,538,716
Cost of Goods Sold	3,019,452	1,947,607	8,217,847	5,067,037

Gross Profit	2,576,579	1,543,995	7,029,643	3,471,679

Expenses
Share-based expense (Note 9 (b))	104,782	75,600	104,782	95,757
Management fees (Note 10)	278,637	135,000	758,782	404,843
Consulting and filing fees	132,108	47,138	369,806	158,863
Investor relations	21,000	21,000	63,000	63,000
Accounting and legal	53,341	27,977	226,882	133,484
Office and administration	473,242	393,512	1,455,282	1,229,306
Research	369,041	469,872	974,608	1,225,822
Travel	58,025	44,284	158,121	127,574
Marketing	72,634	69,636	198,112	208,024
Unrealized foreign exchange loss (gain)	11,843	(9,530)	(2,146)	(14,485)
Amortization	20,356	7,627	34,019	22,880
Bad debts (recovery)	(21,975)	-	(21,975)	-

	1,573,034	1,282,117	4,318,673	3,655,067

Income (Loss) before the following	1,003,545	261,878	2,710,970	(183,388)
Income tax recovery (expense)	(243,832)	(161)	(619,465)	3,052

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$759,713	$261,717	$2,091,505	$(180,336)

Basic and Diluted Earnings (Loss) Per Share	$0.02	$0.01	$0.04	$0.00

Weighted Average Number of Common Shares Outstanding
Basic	47,170,086	47,051,547	47,170,086	47,051,547
Diluted	48,898,657	47,051,547	48,898,657	47,051,547

See notes to consolidated interim financial statements

Kelso Technologies Inc.

Consolidated Interim Statements of Cash Flows

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

	September 30,	September 30,
	2019	2018

Operating Activities
Net income (loss)	$2,091,505	$(180,336)
Items not involving cash
Amortization of equipment and patent	370,432	164,311
Share-based expense	104,782	95,757
Bad debt recovery	(21,975)	-
Unrealized foreign exchange	(2,146)	(14,485)

	2,542,598	65,247

Changes in non-cash working capital
Accounts receivable	(1,479,007)	(1,101,304)
Prepaid expenses and deposit	(5,081)	38,059
Inventory	(832,678)	247,684
Accounts payable and accrued liabilities	177,320	755,588
Income tax payable	124,866	(11,980)

	(2,014,580)	(71,954)

Cash Provided by (Used in) Operating Activities	528,018	(6,708)

Investing Activities
Property and equipment	(85,746)	-

Cash Used in Investing Activities	(85,746)	-

Financing Activities
Issue of common shares	-	2,500

Cash Provided by Financing Activities	-	2,500
Foreign exchange effect on cash	2,146	14,485

Inflow (Outflow) of Cash	444,418	10,277
Cash, Beginning of Period	1,246,244	411,223

Cash, End of Period	$1,690,662	$421,500

Supplemental Cash Flow Information (Note 11)

See notes to consolidated interim financial statements

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the NYSE ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

The Company's consolidated interim financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Several conditions may cast substantial doubt on the validity of this assumption.  The Company has accumulated deficit of $17,002,113 at September 30, 2019 (2018 - $19,093,619) and has limited resources.  The Company has significant cash requirements to meet its production costs, administrative overhead and research and development of its service equipment.  Its continuing operations are therefore dependent upon its ability to either secure additional equity capital, as required, or generate positive cash inflows from operations in the future.

These consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the recognition of liabilities that might be necessary should the Company be unable to secure additional equity capital or generate cash flow from operations in the future.  Such adjustments could be material.

2. BASIS OF PREPARATION

(a) Statement of compliance

These unaudited consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34 Interim Financial Reporting.  The condensed unaudited interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(b) Basis of presentation and consolidation

The consolidated interim financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc., which are all Nevada, USA, corporations and KIQ X Industries Inc., is a British Columbia company.  Intercompany transactions and balances have been eliminated on consolidation.  A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

(d) Significant management judgments and estimation uncertainty

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated interim financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  The Company reviews its estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized.  In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (Continued)

Significant management judgments (Continued)

(ii) Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates.  The Company has determined its functional currency and that of its subsidiaries is the USD.  Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Assessment of a transaction as an asset acquisition or business combination

Management applied judgments relating to the acquisition of intellectual property to assess if the acquisition was a business combination or an asset acquisition.  Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion (Note 8).

(iv) Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.  Estimates and assumptions may change if new information becomes available.  If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(v) Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(i) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).  When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.  Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.  When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  At September 30, 2019, the Company has an allowance for doubtful accounts of $5,678 (2018 - $27,653).

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e) Approval of the consolidated interim financial statements

The consolidated interim financial statements of Kelso Technologies Inc. for the nine months ended September 30, 2019 were approved and authorized for issue by the Board of Directors on October 30, 2019.

(f) New accounting standards issued but not yet effective

The standard listed below include only those which the Company reasonably expects may be applicable to the Company at a future date.  The Company is currently assessing the impact of this future standard on the consolidated interim financial statements.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor.  The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(f) New accounting standards issued but not yet effective (Continued)

The main features of the new standard are as follows:

• An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

• A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments.  Exceptions are permitted for short-term leases and leases of low-value assets.

• A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment.  A lease liability is initially measured at the present value of the unpaid lease payments.

• A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

• A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

• A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

Applicable to the Company's annual period beginning January 1, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a) Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers.  All inventories are recorded at the lower of cost on a weighted average basis and net realizable value.  The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization.  A regular review is undertaken to determine the extent of any provision for obsolescence.

(b) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Intangible assets (Continued)

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.  A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years

Rights - 2 years

Amortization begins when the intangible asset is ready for use.  Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization.  Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively.  Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Vehicles	- 30% declining-balance
Leasehold improvements	- 5 year straight-line
Prototype	- 2 year straight-line

(d) Revenue recognition

The Company has adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018 with retroactive application.  IFRS 15 establishes a comprehensive model for entities to use in accounting for revenue which reflects the consideration to which the entity is entitled from the sale of goods or services to customers.

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied.  The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Revenue recognition (Continued)

The adoption of IFRS 15 did not have any impact on the consolidated interim financial statements or opening balances.

(e) Impairment of long-lived assets

The Company's tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date.  If indication of impairment exists, the asset's recoverable amount is estimated.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations.  Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income taxes (Continued)

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation.

(g) Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

(h) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants.  The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method.  Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received.  If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Share-based expense (Continued)

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.  Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(j) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options.  Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method.  Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve.  Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

(k) Financial instruments

The Company has adopted IFRS 9 Financial Instruments ("IFRS 9") as of January 1, 2018.  IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39").  IFRS 9 utilizes a revised model for the classification and measurement of financial instrument and a single, forward-looking "expected loss" impairment model.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive income (loss) instead of in statement of operations as previously applied.

The Company has classified its financial instruments as follows under IFRS 9 compared to the Company's previous accounting policy under IAS 39:

	IAS 39	IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")	FVTPL
Accounts receivable	Loans and receivable at amortized cost	Amortized cost
Financial Liability
Trade accounts payable and accrued liabilities	Other financial liabilities under amortized cost	Amortized cost

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (Continued)

(i) Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.  On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss.  A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss).

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if:

• the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and

• the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

(ii) Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Financial instruments (Continued)

(iii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.  A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.  Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost.  All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iv) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure the above objectives are met.  There have been no changes to the Company's approach to capital management during the nine months ended September 30, 2019.  There are no externally imposed restrictions on the Company's capital.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash are placed with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,690,662 (2018 - $1,246,244).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $2,725,217 (2018 - $1,224,235).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $1,106,002 (2018 - $271,564) and Customer B is $546,350 (2018 - $161,556).  The Company has provided for an allowance for doubtful accounts amounting to $5,678 at September 30, 2019 (2018 - $27,653).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At September 30, 2019, the Company has $1,690,662 (2018 - $1,246,244) of cash to settle current liabilities of $1,489,836 (2018 - $1,312,517) consisting of the following: trade accounts payable of $1,136,054 (2018 - $1,222,982) and due to related party balance of $353,782 (2018 - $19,500).

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (Continued)

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2019 and December 31, 2018, the Company's had the following assets denominated in CAD (amounts presented in USD):

	September 30, 2019	December 31, 2018
Cash	$64,000	$15,666
Accounts receivable	80,388	46,979
Accounts payable	(106,656)	(210,555)
	$37,732	$(147,910)

Based on the above, assuming all other variables remain constant, a 14% (2018 - 14%) weakening or strengthening of the USD against the CAD would result in approximately $5,280 (2018 - $20,700) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

6. INVENTORY

	September 30, 2019	December 31, 2018
Finished goods	$80,091	$230,315
Raw materials and supplies	4,420,988	3,438,086
	$4,501,079	$3,668,401

Included in cost of goods sold is $6,958,083 (2018 - $5,974,854) of direct material costs recognized as expense.

Inventory write-off during the period was $Nil (2018 - $26,031).

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Vehicles	Prototype	Total
Balance, December 31, 2017	$12,588	$2,955,901	$43,715	$809,982	$61,517	$-	$3,883,673
Additions	-	-	-	-	-	406,160	406,160
Disposition	-	-	-	-	(61,517)	-	(61,517)
Balance, December 31, 2018	$12,558	$2,955,901	$43,715	$809,982	$-	$406,160	$4,228,316
Additions	-	-	-	-	7,888	77,858	85,746
Disposition	-	-	-	-	-	-	-
Balance, September 30, 2019	$12,558	$2,955,901	$43,715	$809,982	$7,888	$484,018	$4,314,062
Accumulated Amortization
Balance, December 31, 2017	$-	$410,037	$30,924	$424,664	$24,502	$-	$892,127
Amortization	-	106,080	2,698	96,327	1,877	67,693	274,675
Disposition	-	-	-	-	(26,379)	-	(26,379)
Balance, December 31, 2018	$-	$516,117	$35,622	$520,991	$-	$67,693	$1,140,423
Amortization	-	79,558	2,022	72,247	-	216,604	370,431
Balance, September 30, 2019	$-	$595,675	$37,644	$593,238	$-	$284,297	$1,510,854
Carrying Value
September 30, 2019	$12,558	$2,360,226	$6,071	$216,744	$7,888	$199,721	$2,803,207
December 31, 2018	$12,558	$2,439,784	$8,093	$288,991	$-	$338,467	$3,087,893

Included in cost of goods sold is $133,333 (2018 - $179,645) of amortization related to property, plant and equipment.

Included in expenses is $34,019 (2018 - $21,435) of amortization related to property, plant and equipment.

Included in research is $216,604 (2018 - $67,693) of amortization related to property, plant and equipment.

Included in inventory is $Nil (2018 - $5,902) of amortization related to property, plant and equipment.

8. INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total
Balance, December 31, 2017	$40,840	$672,959	$328,010	$1,041,809
Additions	-	-	(328,010)	(328,010)
Balance, December 31, 2018	40,840	672,959	-	713,799
Impairment	-	-	-	-
Balance, September 30, 2019	$40,840	$672,959	$-	$713,799
Accumulated Amortization
Balance, December 31, 2017	$32,033	$65,000	$-	$97,033
Amortization	8,807	-	-	8,807
Balance, December 31, 2018	40,840	65,000	-	105,840
Amortization	-	-	-	-
Balance, September 30, 2019	$40,840	$65,000	$-	$105,840
Carrying Value
December 31, 2018	$-	$607,959	$-	$607,959
September 30, 2019	$-	$607,959	$-	$607,959

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

8. INTANGIBLE ASSETS (Continued)

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems.  The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 14).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G & J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946.  The shares were issued during the year ended December 31, 2017.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter.  As at September 30, 2019 the Company has not earned any revenue from the sale of the Products.  On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

During the year ended December 31, 2017, the Company incurred $328,010 (2016 - $Nil) of internal product development costs related to the construction of equipment which was recorded as deferred development costs at December 31, 2017.  During the year ended December 31, 2018, as part of the testing phase, the equipment was destroyed and accordingly, management impaired the product development costs and recognized an impairment loss of $328,010.

9. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares.  No preferred shares have been issued.

Unlimited common shares without par value.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

9. CAPITAL STOCK (Continued)

Issued:

(a) Common shares

During the year ended December 31, 2018, the Company issued 250,000 shares with a fair value of $131,527 pursuant to achieving the third milestone of the technology development agreement (Note 8).  These common shares were recorded as shares to be issued at December 31, 2017.

During the year ended December 31, 2018, the Company issued 8,334 common shares pursuant to the exercise of stock options for gross proceeds of $2,500.  Fair value previously recognized on options exercised of $1,263 was reclassified from reserves to capital stock.

During the year ended December 31, 2017, the Company issued 250,000 common shares with a fair value of $192,946 pursuant to the technology development agreement (Note 8) and 250,000 shares with a fair value of $208,486 pursuant to achieving the second milestone of the technology development agreement (Note 8).

(b) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors.  Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares.  Each option can be exercised to acquire one common share of the Company.  The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Nine Months Ended
Price	Expiry	December 31,				September 30,
(CAD)	Date	2018	Granted	Exercised	Expired	2019
$0.50(USD)	August 20, 2023	750,000	-	-	-	750,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$0.70	October 7, 2019	28,571	-	-	-	28,571
$6.85	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,175,000	-	-	-	1,175,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.30(USD)	November 28, 2022	750,000	-	-	-	750,000
$1.45(USD)	May 17, 2024	-	10,000	-	-	10,000
$0.78(USD)	August 19, 2024	-	700,000	-	-	700,000
Total outstanding		3,053,571	710,000	-	-	3,763,571
Total exercisable		1,353,571				2,473,570

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

9. CAPITAL STOCK (Continued)

(b) Stock options (Continued)

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
(CAD)	Date	2017	Granted	Exercised	Expired	2018
$0.30(USD)	November 28, 2022	825,000	-	(8,334)	(66,666)	750,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.70	October 7, 2019	28,571	-	-	-	28,571
$6.85	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,325,000	-	-	(150,000)	1,175,000
$0.50(USD)	August 20, 2023	-	750,000	-	-	750,000
$0.57(USD)	April 17, 2023	-	200,000	-	-	200,000
Total outstanding		2,328,571	950,000	(8,334)	(216,666)	3,053,571
Total exercisable		845,238				1,353,571

A summary of the Company's stock options as at September 30, 2019 and December 31, 2018, and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2017	2,328,571	$1.11
Granted	950,000	$0.51
Exercised	8,339	$0.30
Expired	(216,666)	$0.99
Outstanding, December 31, 2018	3,053,571	$0.92
Granted	710,000	$0.78
Exercised	-	-
Expired	-	-
Outstanding, September 30, 2019	3,763,571	$0.90

The weighted average contractual life for the remaining options at September 30, 2019 is 3.20 years (2018 - 3.49).

Share-based expense

Share-based expense of $104,778 (2018 - $95,757) was recognized in the period ended September 30, 2019 for stock options.  The share-based expense relates to options granted during September 30, 2019, December 31, 2018 and 2017, which vest over time.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

9. CAPITAL STOCK (Continued)

(b) Stock options (Continued)

The fair value of stock options is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2019	December 31, 2018
Risk-free interest rate (average)	2.15%	2.15%
Estimated volatility (average)	67%	66.56%
Expected life in years	5	5.00
Expected dividend yield	-	0.00%
Estimated forfeitures	-	0.00%
Grant date fair value per option	$0.44	$0.29

Option pricing models require the use of highly subjective estimates and assumptions.  The expected volatility assumption is based on the historical and implied volatility of the Company's common share price on the TSX.  The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life.  The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

10. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated interim financial statements are shown below.  The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	September 30,	September 30,
	2019	2018
Management compensation	$405,000	$404,843
Management bonus*	$353,782	$-
Share-based expense	$80,667	$-
Directors' fees	$79,750	$53,500
	$919,199	$458,343

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.  This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

As at September 30, 2019, amounts due to related parties included accounts payable, which are unsecured and have no interest or specific terms of payments, of $353,782 (2018 - $19,500) consisting of $Nil (2018 - $19,500) for directors' fees and $353,782 (2018 - $Nil) for management fees.

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

11. SUPPLEMENTAL CASH FLOW INFORMATION

	September 30,	December 31,
	2019	2018
Obligation to issue shares for acquisition of intangible asset	$-	$-
Shares issued for intangible assets	$-	$131,527
Intangible assets in accounts payable and accrued liabilities	$-	$-
Property, plant and equipment in accounts payable and accrued liabilities	$-	$34,402
Interest paid	$-	$-
Income taxes paid (recovered)	$-	$(3,907)

12. EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant periods is based on the following:

	September 30,	December 31,
	2019	2018
Net income (loss) for the period	$2,091,505	$194,453
Basic weighted average number of common shares outstanding	47,170,086	47,117,369
Effect on dilutive securities:
Options	1,728,571	334,275
Diluted weighted average number of common shares outstanding	48,898,657	47,451,644
Basic income (loss) per share	$0.04	$0.00
Diluted income (loss) per share	$0.04	$0.00

13. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's revenues:

	September 30,	September 30,
	2019	2018
Customer A	$7,886,926	$4,242,059
Customer B	$1,522,102	$-
Customer C	$2,146,284	$-

The customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement.  During the period ended September 30, 2019, there were revenues from sales of the manway securement systems totalling $4,882 (2018 - $13,301).

KELSO TECHNOLOGIES INC.

Notes to Consolidated Interim Financial Statements

For the Nine months ended September 30, 2019 and 2018

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

14. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the six months ended September 30, 2019 amounted to $2,390,009 (2018 - $2,174,117).

15. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in United States and Canada.  The two business segments include the design, production and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles.  At September 30, 2019, long term assets of $807,680 (2018 - $946,426) relates to the active suspension control system located in Canada and $2,603,486 (2018 - $2,749,426) relates to the rail sector located in the United States.  During the nine months ended September 30, 2019 and 2018 there was no revenue related to the active suspension control system.

16. SUBSEQUENT EVENT

Subsequent to the period end, 28,571 share purchase options exercisable at C$0.70 expired unexercised.